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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

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                          Hussmann International, Inc.
                            (Name of Subject Company)

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                             Ingersoll-Rand Company

                              IR Merger Corporation
                     (Names of Filing Persons ("Offerors"))

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    448110106
                      (CUSIP Number of Class of Securities)

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                            Patricia Nachtigal, Esq.
                       Vice President and General Counsel
                             Ingersoll-Rand Company
                                  P.O. Box 8738
                        Woodcliff Lake, New Jersey 07675
                                 (201) 573-0123
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

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                                    Copy to:
                              James M. Cotter, Esq.
                              Mario A. Ponce, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                          New York, New York 10017-3954
                                 (212) 455-2000

                            CALCULATION OF FILING FEE

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            TRANSACTION VALUATION                    AMOUNT OF FILING FEE
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               Not Applicable                          Not Applicable
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                                                                               2


|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:

      Form or Registration No:

      Filing Party:

      Date Filed:

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|_|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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